UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

Iveda Solutions, Inc.

(Name of Issuer)

Common stock, $0.00001 par value

(Title of Class of Securities)

46583A105

(CUSIP Number)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IA

* The 9.5% Preferred Stock may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the 9.5% Preferred Stock, and exercise of the warrants, and do not given effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
HC

* The 9.5% Preferred Stock may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the 9.5% Preferred Stock, and exercise of the warrants, and do not given effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
CO/HC

* The 9.5% Preferred Stock may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the 9.5% Preferred Stock, and exercise of the warrants, and do not given effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
99.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IN/HC

* The 9.5% Preferred Stock may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the 9.5% Preferred Stock, and exercise of the warrants, and do not given effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 46583A105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
9.5% Preferred Stock convertible into 4,873,469 shares of common stock 1,477,067 shares of common stock Warrants to purchase 1,000,000 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IN/HC

* The 9.5% Preferred Stock may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise. The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the 9.5% Preferred Stock, and exercise of the warrants, and do not given effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 46583A105

ITEM 1(a).	NAME OF ISSUER:

Iveda Solutions, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1201 South Alma School Road, Suite 8500
Mesa, Arizona 85210

ITEM 2(a).	NAME OF PERSON FILING:

Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
 Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Wolverine Asset Management, LLC
175 West Jackson Blvd., Suite 340
Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
 Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, $0.00001 par value

ITEM 2(e).	CUSIP NUMBER:

46583A105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

As of the date of this filing, Wolverine Asset Management, LLC (“WAM”) is deemed to have voting and dispositive power over 7,350,536 shares of the common stock of Iveda Solutions, Inc. (the “Issuer”).  This amount consists of (i) 4,873,469 shares of common stock receivable upon conversion of Series Preferred Stock of the Issuer (the “Series Preferred Stock”), (ii) 1,000,000 shares of common stock receivable upon exercise of warrants issued by the Issuer, consisting each of 500,000 Series 1 and Series 2 Warrants (collectively, the “Warrants”), and (iii) 1,477,067 shares of common stock of the Issuer.

The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”).  Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

(b)   Percent of class:

9.99%

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed to be the beneficial owner of 9.99% of the Issuer’s outstanding shares of common stock, which percentage was calculated by dividing (i) the sum of (a) 4,873,469 shares of common stock receivable upon conversion of the Series Preferred Stock plus (b) 1,000,000 shares of common stock receivable upon exercise of the Warrants plus (c) 1,477,067 shares of common stock by the Issuer by (ii) the sum of (a) 31,301,080 shares of common stock outstanding as of August 10, 2016, as reported in the Issuer’s Form 10-Q filed August 16, 2016, plus (b) 4,873,469 shares of common stock receivable upon conversion of the Series Preferred Stock, plus (c) 1,000,000 shares of common stock receivable upon exercise of the Warrants.

The terms of the Series Preferred Stock and the Warrants provide that such securities may not be converted or exercised, as applicable, to the extent that the holder thereof would beneficially own more than a maximum of 9.99% of the common stock of the Issuer outstanding immediately after giving effect to such conversion or exercise.

(c)    Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust have shared power to vote or direct the vote of (i) 4,873,469 shares of the common stock of the Issuer underlying the Series Preferred Stock upon conversion of the Series Preferred Stock, (ii) up to 1,000,000 shares of the common stock of the Issuer underlying the Warrants upon exercise of the Warrants, and (iii) 1,477,067 shares of the common stock of the Issuer.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of (i) 4,873,469 shares of the common stock of the Issuer underlying the Series Preferred Stock upon conversion of the Series Preferred Stock, (ii) up to 1,000,000 shares of the common stock of the Issuer underlying the Warrants upon exercise of the Warrants, and (iii) 1,477,067 shares of the common stock of the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that are beneficially owned by WAM.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2018

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick